

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-7010

MAIL STOP 4631

September 17, 2009

Sotirios J. Vahaviolos, Ph.D.
Chairman and Chief Executive Officer
Mistras Group, Inc.
195 Clarksville Road
Princeton Junction, New Jersey 08550

RE: Mistras Group, Inc.
Registration Statement on Form S-1
Filed August 24, 2009
File Number 333-151559

Dear: Mr. Vahaviolos:

We have reviewed your filing and have the following comments. Feel free to call us at the telephone numbers listed at the end of this letter.

FN(2) to Summary historical consolidated financial data, page 12

1. We note your disclosure that stock compensation expense is a "non-cash expense that management does not use in assessing operational performance because it does not affect [your] ability to generate free cash flow or invest in [your] business." It is unclear from this disclosure whether you are implying that Adjusted EBITDA is a liquidity measure.   Please revise your disclosures to clarify. In this regard, it does not appear that your 2009 Adjusted EBITDA measure is an appropriate liquidity measure given that the legal settlement adjustment relates to an actual cash expenditure. Refer to Item 10(e)A of Regulation S-K.

2. We also note that "some financial covenants in your credit agreement require you to maintain financial ratios calculated based upon a measure with adjustment to EBITDA of a type substantially similar to the adjustments incorporated into adjusted EBITDA." If this is a material debt covenant this discussion should more appropriately be included in your liquidity disclosures. See our comment below.

Management's discussion and analysis of financial condition and results of operations
Overview, page 44

3. We note your disclosure on page 45 suggesting that despite the global economic downturn's impact on your revenue and profitability in 2009, you may not be as negatively affected in the future. Please expand upon this discussion.

Liquidity and Capital Resources
Cash Balance and Credit Facility Borrowings, page 64

4. We note your disclosure that your credit facility contains financial covenants. If it is
    reasonably likely that you may not comply with a material covenant, please present actual
    ratios and other actual amounts versus minimum/maximum rations/amounts required as of
    each reporting date. Such presentation will allow investors to more easily understand your
    current ability to meet your financial covenants. It may also be necessary to show specific
    computations used to arrive at the actual ratios with corresponding reconciliations to US
    GAAP amounts, if applicable. See Sections I.D and IV.C of the SEC Interpretive Release
    No. 33-8350 and Question 10 of our FAQ Regarding the Use of Non-GAAP Financial
    Measures dated June 13, 2003.

Critical Accounting Estimates, page 68

5. We note that you have identified accounts receivable, foreign currency translation, goodwill
    and intangible assets, impairment of long-lived assets, derivative financial instruments, and
    income taxes as those accounting policies which involve a greater degree of judgment and
    complexity. Please revise your critical accounting policy disclosures where appropriate to
    provide quantitative and qualitative disclosure of each estimate's specific sensitivity to
    change, based on other outcomes that are reasonably likely to occur and would have a
    material effect on your financial statements. Refer to Section V of the Commission's
    Guidance Regarding Management's Discussion and Analysis of Financial Condition and
    Results of Operations (Release 33-8350/34-48960) issued December 19, 2003.

6. In the interest of providing readers with better insight into management's judgments in
    accounting for goodwill, ensure your expanded disclosures include the following:
    • Identify the reporting unit level at which you test goodwill for impairment and your basis
      for that determination;
    • Provide a quantitative discussion of each of the material assumptions used and a
      sensitivity analysis of those assumptions based upon reasonably likely changes;
    • Provide a qualitative and quantitative discussion of any reporting units that are at risk for
      impairment, including the amount of goodwill allocated to those units;
    • Address whether the assumptions and methodologies used for valuing goodwill in the
      current year have changed since the prior year highlighting the impact of any changes;
    • Provide quantitative information regarding any significant known trends, and;

- Any material and useful information that you gather and analyze regarding the risks of recoverability of your assets.

7. With regard to your assessment of long-lived assets for impairment, ensure your expanded disclosures address the following:
    - Indentify the nature of your asset groups and provide a more comprehensive discussion of how you estimate the undiscounted cash flow of your asset groups. Refer to paragraphs 16-21 of SFAS 144;
    - For those asset groups for which their undiscounted cash flows are not materially in excess of their carrying amount, quantify the carrying amount of those asset groups. In addition, you should also disclose the following:
        - Clearly communicate to investors the amount of your property, plant and equipment that is at-risk for impairment;
        - Quantify the material assumptions (ranges and/or weighted averages) underlying your undiscounted cash flow analysis and quantify the potential impact of changes in each material assumption by providing sensitivity analysis; and
        - Discuss quantitative information regarding any significant known trends.

8. We note your disclosures on page F-31 and F-32 indicate that the fair market value of Class B and Class A shares were determined using market comparables and multiple averages of various peer groups. Given the significant impact this valuation has on the carrying value of your preferred stock and your net (loss) income available to common stockholders, please expand your discussion to include an explanation of the methods you used, how you weighted those methods and provide a quantitative and qualitative discussion of the factors and assumptions used in each method. To the extent that there have been changes in the factors and assumptions used in the periods presented please discuss the impacts from period to period.

Report of Independent Registered Public Accounting Firm, page F-2

9. Please provide a revised auditor's report which covers all periods presented. In this regard, we note that the audit report does not cover your consolidated statements of operations, stockholders' equity (deficit) and cash flows for the year ended May 31, 2007.

Notes to the consolidated financial statements

Goodwill, page F-19

10. Revise your column headings to reflect the appropriate dates.

Long-term Debt, page F-22

11. We note your disclosures that the credit agreement contains financial covenants that require you to maintain compliance with specified financial ratios and your disclosure on page 64 indicating that two covenants in your credit agreement were amended retroactive to prior

periods. Please revise your disclosure to clearly state whether you were in compliance with these covenants at the end of the period presented and to disclose the terms of the new covenants.

18. Stock Options, page F-34

12. We note your disclosure that the fair market value of the common stock was determined by the Company's Board of Directors. Please expand your disclosure to clearly explain how your Board has determined this value. Additionally, please clarify whether the Board's determination of the fair market value was consistent with the fair market value used in the determination of preferred stock accretion. If these approaches were not similar, please explain the differences and also explain why differing approaches were used.

*   *   *

You may contact Mindy Hooker at (202) 551-3732 or Anne McConnell at (202) 551-3709 if you have questions regarding comments on the financial statements and related matters. Please contact Craig Slivka at (202) 551-3729 with any other questions.

Sincerely,

Pamela A. Long
Assistant Director

CC: Andrew C. Freedman, Esq.
       Fulbright & Jaworski L.L.P.
       Fax (212) 318-3400